File No. 70-8863

           SECURITIES AND EXCHANGE COMMISSION
                WASHINGTON, D.C.  20549

                        FORM U-1
     ______________________________________________

                    AMENDMENT NO. 6
              TO APPLICATION / DECLARATION
WITH RESPECT TO POWER BROKERING AND MARKETING ACTIVITIES
                       Under The
       PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
     ______________________________________________


Name of Company Filing This Statement And Address of
Principal Executive Offices:

                  Entergy Corporation
                   639 Loyola Avenue
             New Orleans, Louisiana  70113

             Entergy Power Marketing Corp.
         900 South Shackleford Road, Suite 210
             Parkwood 2 Building, Suite 325
                10055 Grogans Mill Road
                The Woodlands, TX 77380

Name of Top Registered Holding Company Parent of Appli cant/Declarant:

                  ENTERGY CORPORATION

Name and Address of Agent for Service:

Christopher J. Bernard, Esq.       Laurence M. Hamric
General Counsel                    General Attorney -- Corporate
Entergy Power Marketing Corp.          and Securities
Parkwood 2 Building, Suite 325     Entergy Services, Inc.
10055 Grogans Mill Road            639 Loyola Avenue
The Woodlands, TX 77380            New Orleans, Louisiana  70113


The Commission also is requested to send copies of all notices, orders and communications to:

                  William S. Scherman
                   Kathleen A. Foudy
          Skadden, Arps, Slate, Meagher & Flom
               1440 New York Avenue, N.W.
                 Washington, D.C. 20005

ITEM 1:  DESCRIPTION OF PROPOSED TRANSACTION

E.   Financial Matters

          The following paragraph is hereby deleted:

          "Since this application was filed, rule 58 under the Act has been adopted. Because of the nature of the activities in which EPMC proposes to engage, EPMC may be an "energy related company" for purposes of the rule and, absent a specific order to the contrary, Entergy's investment in EPMC made pursuant to this order would count toward the rule's investment limitation. Because of the limited amount of the investments proposed in this application, EPMC proposes that Entergy's investments in EPMC that are proposed in this application should be excluded for purposes of calculating the investment cap under rule 58."

                       SIGNATURE:

     Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   July 25, 1997    Entergy Power Marketing Corp.


                           /s/ Christopher J. Bernard
                         By:  Christopher J. Bernard
                         General Counsel

                         Entergy Corporation



                          /s/ William J. Regan, Jr.
                              By:  William J. Regan, Jr.
                              Vice President and Treasurer

                 Certificate of Service


          I, Jay Wasserman, certify that copies of the foregoing Amendment No. 6 were served upon the following by first-class mail, postage prepaid. Dated at Washington, D.C. this 25th day of July 1997.


                                   /s/Jay Wasserman
                                   Jay Wasserman


Kenneth M. Carter, Esq.       Mary W. Cochran
Karen R. Carter, Esq.         General Counsel
Carter & Cates                Arkansas Public Service Commission
Suite 1230 - Energy Centre    1000 Center Street
1100 Poydras Street           P.O. Box 400
New Orleans, LA 70163         Little Rock, AR  72203

Jacquelyn Frick, Director     D. David Slaton
Council Utilities             Chief Administrative
   Regulatory Office          Law Judge
City Hall - Room 6E07         Arkansas Public Service Commission
1300 Perdido Street           1000 Center Street
New Orleans, LA 70112         P.O. Box 400
                              Little Rock, AR  72203
Sherry A. Quirk, Esq.
Montina M. Cole, Esq.
Verner, Liipfert, Bernhard,
   McPherson and Hand, Chartered
901 15th Street, N.W.
Washington, D.C. 20005

Avis Marie Russell
City Attorney
Law Department
City Hall -Room 5E01
1300 Perdido Street
New Orleans, LA 70112